[logo] PIONEER
       Investments(R)



                                            April 27, 2004



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re: Pioneer Real Estate Shares
            Application to withdraw post-effective amendment to Registration Statement on Form N-1A
            (File Nos. 33-65822 and 811-07379)

Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Pioneer Real Estate Shares (the "Registrant") hereby requests that post-effective amendment No. 21 (the "Amendment") to its Registration Statement on Form N-1A filed on April 2, 2004 (accession
No. 0000908996-04-000006) be withdrawn.

        The Amendment was filed under Rule 485(a) in anticipation of a shareholder meeting appointing a subadviser. The Registrant, an open-end management investment company, will refile the Amendment pursuant to Rule 485(a), reflecting changes being submitted to shareholders at a shareholder meeting.

        Kindly forward any questions about this application to David C. Phelan, Esq., of Hale and Dorr LLP at (617) 526-6372.

                                            PIONEER REAL ESTATE SHARES



                                            By:  /s/ Christopher J. Kelley
                                            Christopher J. Kelley
                                            Assistant Secretary



Pioneer Investment Management, Inc.
60 State Street
Boston, MA  02109-1820



 "Member of the UniCredito Italiano Banking Group, Register of Banking Groups."